UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41373

AUSTIN GOLD CORP.
(Translation of registrant's name into English)

1021 West Hastings Street, 9th Floor
Vancouver, British Columbia, Canada, V6E 0C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATED BY REFERENCE

Exhibit 99.1 to this Form 6-K of Austin Gold Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form S-8 (File No. 333-268079) of the Company, as amended or supplemented

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Meeting and Information Circular dated April 10, 2023
99.2	Notice-and-Access Notice to Shareholders for Annual Meeting
99.3	Form of Proxy for Annual Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austin Gold Corp.
(Registrant)

Date: April 28, 2023	By:	/s/ Dennis Higgs
	Name:	Dennis Higgs
	Title:	President